This appendix is not available as an online form Please fill in and submit as a PDF announcement +Rule 2.7 Exhibit 99.2 Appendix 2A Application for quotation of +securities Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. If you are an entity incorporated outside Australia and you are seeking quotation of a new class of +securities other than CDIs, you will need to obtain and provide an International Securities Identification Number (ISIN) for that class. Further information on the requirement for the notification of an ISIN is available from the Create Online Forms page. ASX is unable to create the new ISIN for non- Australian issuers. *Denotes minimum information required for first lodgement of this form, with exceptions provided in specific notes for certain questions. The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity. Part 1 – Entity and announcement details Question Question Answer no 1.1 *Name of entity James Hardie Industries plc We (the entity here named) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.1 1.2 *Registration type and number 097 829 895 Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number). 1.3 *ASX issuer code JHX 1.4 *This announcement is ☒ A new announcement Tick whichever is applicable. ☐ An update/amendment to a previous announcement ☐ A cancellation of a previous announcement 1.4a *Reason for update N/A Mandatory only if “Update” ticked in Q1.4 above. A reason must be provided for an update. 1.4b *Date of previous announcement to this N/A update Mandatory only if “Update” ticked in Q1.4 above. 1.4c *Reason for cancellation N/A Mandatory only if “Cancellation” ticked in Q1.4 above. 1.4d *Date of previous announcement to this N/A cancellation Mandatory only if “Cancellation” ticked in Q1.4 above. 1 Appendix 2A of the Listing Rules includes a warranty that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or 1012C(6) of the Corporations Act. If the securities to be quoted have been issued by way of a pro rata offer, to give this warranty, you will generally need to have lodged a cleansing notice with ASX under section 708AA(2)(f) or 1012DAA(2)(f) of the Corporations Act within 24 hours before the securities are offered (see ASIC Regulatory Guide 189 Disclosure relief for rights issues). If in doubt, please consult your legal adviser. + See chapter 19 for defined terms 31 January 2020 Page 1

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 1.5 *Date of this announcement 18 June 2020 Part 2 – Type of issue Question Question Answer No. 2.1 *The +securities to be quoted are: ☐ Being issued as part of a transaction or Select whichever item is applicable. transactions previously announced to If you wish to apply for quotation of different types of the market in an Appendix 3B issues of securities, please complete a separate Appendix 2A for each type of issue. ☐ Being issued under a +dividend or distribution plan ☐ Being issued as a result of options being exercised or other +convertible securities being converted ☐ Unquoted partly paid +securities that have been paid up and are now quoted fully paid +securities ☐ +Restricted securities where the escrow period has expired or is about to expire ☐ +Securities previously issued under an +employee incentive scheme where the restrictions on transfer have ceased or are about to cease ☒ +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer ☐ Other 2.2a.1 *Date of Appendix 3B notifying the market N/A of the proposed issue of +securities for which quotation is now being sought Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” 2.2a.2 *Are there any further issues of +securities N/A yet to take place to complete the transaction(s) referred to in the Appendix 3B? Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”. + See chapter 19 for defined terms 31 January 2020 Page 2

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 2.2a.2.1 *Please provide details of the further issues N/A of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.2a.2 is “Yes”. Please provide details of the proposed dates and number of securities for the further issues. This may be the case, for example, if the Appendix 3B related to an accelerated pro rata offer with an institutional component being quoted on one date and a retail component being quoted on a later date. 2.2b.1 *Date of Appendix 3A.1 lodged with ASX in N/A relation to the underlying +dividend or distribution Answer this question if your response to Q2.1 is “Being issued under a dividend or distribution plan”. 2.2b.2 *Does the +dividend or distribution plan N/A meet the requirement of listing rule 7.2 exception 4 that it does not impose a limit on participation? Answer this question if your response to Q2.1 is “Being issued under a dividend or distribution plan”. Note: Exception 4 only applies where security holders are able to elect to receive all of their dividend or distribution as securities. For example, Exception 4 would not apply in the following circumstances: 1) The entity has specified a dollar limit on the level of participation e.g. security holders can only participate to a maximum value of $x in respect of their entitlement, or 2) The entity has specified a maximum number of securities that can participate in the plan e.g. security holders can only receive securities in lieu of dividend payable for x number of securities. 2.2c.1 Please state the number and type of N/A options that were exercised or other +convertible securities that were converted (including their ASX security code) Answer this question if your response to Q2.1 is “Being issued as a result of options being exercised or other convertible securities being converted”. 2.2c.2 And the date the options were exercised or N/A other +convertible securities were converted Answer this question if your response to Q2.1 is “Being issued as a result of options being exercised or other convertible securities being converted”. Note: If this occurred over a range of dates, enter the date the last of the options was exercised or convertible securities was converted. 2.2d.1 Please state the number and type of partly N/A paid +securities (including their ASX security code) that were fully paid up Answer this question if your response to Q2.1 is “Unquoted partly paid securities that have been paid up and are now quoted fully paid securities”. + See chapter 19 for defined terms 31 January 2020 Page 3

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 2.2d.2 And the date the +securities were fully paid N/A up Answer this question if your response to Q2.1 is “Unquoted partly paid securities that have been paid up and are now quoted fully paid securities”. Note: If this occurred over a range of dates, enter the date the last of the securities was fully paid up. 2.2e.1 Please state the number and type of N/A +restricted securities (including their ASX security code) where the escrow period has expired or is about to expire Answer this question if your response to Q2.1 is “Restricted securities where the escrow period has expired or is about to expire”. 2.2e.2 And the date the escrow restrictions have N/A ceased or will cease Answer this question if your response to Q2.1 is “Restricted securities where the escrow period has expired or is about to expire”. Note: If this occurred over a range of dates, enter the date the last of the escrow restrictions has ceased or will cease. 2.2f.1 Please state the number and type of N/A +securities (including their ASX security code) previously issued under the +employee incentive scheme where the restrictions on transfer have ceased or are about to cease Answer this question if your response to Q2.1 is “Securities previously issued under an employee incentive scheme where the restrictions on transfer have ceased or are about to cease”. 2.2f.2 And the date the restrictions on transfer N/A have ceased or will cease: Answer this question if your response to Q2.1 is “Securities previously issued under an employee incentive scheme where the restrictions on transfer have ceased or are about to cease”. Note: If this occurred over a range of dates, enter the date the last of the restrictions on transfer has ceased or will cease. 2.2g.1 Please state the number and type of Issue of 9,899 Ordinary Shares/CDIs. As a +securities (including their ASX security result: code) issued under an +employee incentive scheme that are not subject to a restriction 9,899 RSUs vesting pursuant to the James on transfer or that are to be quoted Hardie Industries 2001 Equity Incentive notwithstanding there is a restriction on Plan (2001 Plan). transfer Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”. + See chapter 19 for defined terms 31 January 2020 Page 4

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 2.2g.2 *Please attach a document or provide Refer to 2001 Plan details of a URL link for a document lodged https://ir.jameshardie.com.au/public/downlo with ASX detailing the terms of the ad.jsp?id=5562 +employee incentive scheme or a summary of the terms. Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”. 2.2g.3 *Are any of these +securities being issued No to +key management personnel (KMP) or an +associate Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”. 2.2g.3.a *Provide details of the recipients and the number of +securities issued to each of them. Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer” and your response to Q2.2g.3 is “Yes”. Repeat the detail in the table below for each KMP involved in the issue. If the securities are being issued to the KMP, repeat the name of the KMP or insert “Same” in “Name of registered holder”. If the securities are being issued to an associate of a KMP, insert the name of the associate in “Name of registered holder”. Name of KMP Name of registered holder Number of +securities 2.2h.1 *The purpose(s) for which the entity is ☐ To raise additional working capital issuing the +securities is: ☐ To fund the retirement of debt Answer this question if your response to Q2.1 is “Other”. ☐ To pay for the acquisition of an asset You may select one or more of the items in the list. [provide details below] ☐ To pay for services rendered [provide details below] ☐ Other [provide details below] Additional details: 2.2h.2 *Please provide any further information N/A needed to understand the circumstances in which you are applying to have these +securities quoted on ASX, including (if applicable) why the issue of the +securities has not been previously announced to the market in an Appendix 3B You must answer this question if your response to Q2.1 is “Other”. If there is no other information to provide, please answer “Not applicable” or “N/A”. 2.2i *Are these +securities being offered under N/A a +disclosure document or +PDS? Answer this question if your response to Q2.1 is any option other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”. + See chapter 19 for defined terms 31 January 2020 Page 5

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 2.2i.1 *Date of +disclosure document or +PDS? N/A Answer this question if your response to Q2.1 is any option other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.2i is “Yes”. Under the Corporations Act, the entity must apply for quotation of the securities within 7 days of the date of the disclosure document or PDS. 2.3 *The +securities to be quoted are: ☒ Additional +securities in a class that is Tick whichever is applicable already quoted on ASX ("existing class") ☐ New +securities in a class that is not yet quoted on ASX ("new class") Part 3A – number and type of +securities to be quoted (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B Answer the questions in this Part if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “existing class” or “new class”. Question Question Answer No. 3A.1 *ASX security code & description N/A 3A.2 *Number of +securities to be quoted N/A Part 3B – number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B Answer the questions in this Part if your response to Q2.1 is anything other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “existing class”. Question Question Answer No. 3B.1 *ASX security code & description Ordinary Shares/CDIs 3B.2 *Number of +securities to be quoted 9,899 3B.3a *Will the +securities to be quoted rank Yes equally in all respects from their issue date with the existing issued +securities in that class? 3B.3b *Is the actual date from which the N/A +securities will rank equally (non-ranking end date) known? Answer this question if your response to Q3B.3a is “No”. 3B.3c *Provide the actual non-ranking end date N/A Answer this question if your response to Q3B.3a is “No” and your response to Q3B.3b is “Yes”. 3B.3d *Provide the estimated non-ranking end N/A period Answer this question if your response to Q3B.3a is “No” and your response to Q3B.3b is “No”. + See chapter 19 for defined terms 31 January 2020 Page 6

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 3B.3e *Please state the extent to which the N/A +securities do not rank equally:  in relation to the next dividend, distribution or interest payment; or  for any other reason Answer this question if your response to Q3B.3a is “No”. For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue. Part 3C – number and type of +securities to be quoted (new class) where issue has not previously been notified to ASX in an Appendix 3B Answer the questions in this Part if your response to Q2.1 is anything other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “new class”. Question Question Answer No. 3C.1 *Security description 3C.2 *Security type ☐ Ordinary fully or partly paid shares/units Select one item from the list that best describes the securities the subject of this form. This will determine ☐ Options more detailed questions to be asked about the security ☐ +Convertible debt securities later in this section. Select “ordinary fully or partly paid shares/units” for stapled securities or CDIs. For ☐ Non-convertible +debt securities interest rate securities, please select the appropriate choice from either “Convertible debt securities” or ☐ Redeemable preference shares/units “Non-convertible debt securities”. Select “Other” for performance shares/units and performance ☐ Other options/rights or if the selections available in the list do not appropriately describe the security being issued. 3C.3 ISIN code N/A Answer this question if you are an entity incorporated outside Australia and you are seeking quotation of a new class of securities other than CDIs. See also the note at the top of this form. 3C.4 *Number of +securities to be quoted N/A 3C.5a *Will all the +securities issued in this class N/A rank equally in all respects from the issue date? 3C.5b N/A N/A 3C.5c *Provide the actual non-ranking end date N/A Answer this question if your response to Q3C.5a is “No” and your response to Q3C.5b is “Yes”. 3C.5d *Provide the estimated non-ranking end N/A period Answer this question if your response to Q3C.5a is “No” and your response to Q3C.5b is “No”. + See chapter 19 for defined terms 31 January 2020 Page 7

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 3C.5e *Please state the extent to which the N/A +securities do not rank equally:  in relation to the next dividend, distribution or interest payment; or  for any other reason Answer this question if your response to Q3C.5a is “No”. For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue. 3C.6 Please attach a document or provide a URL N/A link for a document lodged with ASX setting out the material terms of the +securities to be quoted You may cross-reference a disclosure document, PDS, information memorandum, investor presentation or other announcement with this information provided it has been released to the ASX Market Announcements Platform. 3C.7 *Have you received confirmation from ASX N/A that the terms of the +securities are appropriate and equitable under listing rule 6.1? Answer this question only if you are an ASX Listing. (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question). If your response is “No” and the securities have any unusual terms, you should approach ASX as soon as possible for confirmation under listing rule 6.1 that the terms are appropriate and equitable. 3C.8 *Provide a distribution schedule for the new +securities according to the categories set out in the left hand column – including the number of recipients and the total percentage of the new +securities held by the recipients in each category. Number of +securities held Number of holders Total percentage of +securities held 1 – 1,000 1,001 – 5,000 5,001 – 10,000 10,001 – 100,000 100,001 and over Answer this question only if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question) and the securities to be quoted have already been issued. Note: if the securities to be quoted have not yet been issued, under listing rule 3.10.5, you will need to provide to ASX a list of the 20 largest recipients of the new +securities, and the number and percentage of the new +securities received by each of those recipients, and a distribution schedule for the securities when they are issued. 3C.9a Ordinary fully or partly paid shares/units details Answer the questions in this section if you selected this security type in your response to Question 3C.2. *+Security currency N/A This is the currency in which the face amount of an issue is denominated. It will also typically be the currency in which distributions are declared. *Will there be CDIs issued over the N/A +securities? + See chapter 19 for defined terms 31 January 2020 Page 8

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities *CDI ratio N/A Answer this question if you answered “Yes” to the previous question. This is the ratio at which CDIs can be transmuted into the underlying security (e.g. 4:1 means 4 CDIs represent 1 underlying security whereas 1:4 means 1 CDI represents 4 underlying securities). *Is it a partly paid class of +security? N/A *Paid up amount: unpaid amount N/A Answer this question if answered “Yes” to the previous question. The paid up amount represents the amount of application money and/or calls which have been paid on any security considered ‘partly paid’ The unpaid amount represents the unpaid or yet to be called amount on any security considered ‘partly paid’. The amounts should be provided per the security currency (e.g. if the security currency is AUD, then the paid up and unpaid amount per security in AUD). *Is it a stapled +security? N/A This is a security class that comprises a number of ordinary shares and/or ordinary units issued by separate entities that are stapled together for the purposes of trading. 3C.9b Option details Answer the questions in this section if you selected this security type in your response to Question 3C.2. *+Security currency N/A This is the currency in which the exercise price is payable. *Exercise price N/A The price at which each option can be exercised and convert into the underlying security. The exercise price should be provided per the security currency (i.e. if the security currency is AUD, the exercise price should be expressed in AUD). *Expiry date N/A The date on which the options expire or terminate. *Details of the number and type of N/A +security (including its ASX security code if the +security is quoted on ASX) that will be issued if an option is exercised For example, if the option can be exercised to receive one fully paid ordinary share with ASX security code ABC, please insert “One fully paid ordinary share (ASX:ABC)”. + See chapter 19 for defined terms 31 January 2020 Page 9

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 3C.9c Details of non-convertible +debt securities, +convertible debt securities, or redeemable preference shares/units Answer the questions in this section if you selected one of these security types in your response to Question 3C.2. Refer to Guidance Note 34 and the “Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities” for further information on certain terms used in this section *Type of +security ☐ Simple corporate bond Select one item from the list ☐ Non-convertible note or bond ☐ Convertible note or bond ☐ Preference share/unit ☐ Capital note ☐ Hybrid security ☐ Other *+Security currency N/A This is the currency in which the face value of the security is denominated. It will also typically be the currency in which interest or distributions are paid. Face value N/A This is the principal amount of each security. The face value should be provided per the security currency (i.e. if security currency is AUD, then the face value per security in AUD). *Interest rate type ☐ Fixed rate Select one item from the list ☐ Floating rate Select the appropriate interest rate type per the terms of the security. Definitions for each type are provided ☐ Indexed rate in the Guide to the Naming Conventions and Security ☐ Descriptions for ASX Quoted Debt and Hybrid Variable rate Securities ☐ Zero coupon/no interest ☐ Other Frequency of coupon/interest payments ☐ Monthly per year ☐ Quarterly Select one item from the list. ☐ Semi-annual ☐ Annual ☐ No coupon/interest payments ☐ Other First interest payment date A response is not required if you have selected “No coupon/interest payments” in response to the question above on the frequency of coupon/interest payments Interest rate per annum N/A Answer this question if the interest rate type is fixed. *Is the interest rate per annum estimated N/A at this time? Answer this question if the interest rate type is fixed. If the interest rate per annum is estimated, N/A then what is the date for this information to be announced to the market (if known) Answer this question if the interest rate type is fixed and your response to the previous question is “Yes”. Answer “Unknown” if the date is not known at this time. + See chapter 19 for defined terms 31 January 2020 Page 10

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities *Does the interest rate include a reference N/A rate, base rate or market rate (e.g. BBSW or CPI)? Answer this question if the interest rate type is floating or indexed. *What is the reference rate, base rate or N/A market rate? Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”. *Does the interest rate include a margin N/A above the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed. *What is the margin above the reference N/A rate, base rate or market rate (expressed as a percent per annum) Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”. *S128F of the Income Tax Assessment ☐ s128F exempt Act status applicable to the +security ☐ Not s128F exempt Select one item from the list For financial products which are likely to give rise to a ☐ s128F exemption status unknown payment to which s128F of the Income Tax ☐ Not applicable Assessment Act applies, ASX requests issuers to confirm the s128F status of the security:  “s128F exempt” means interest payments are not taxable to non-residents;  “Not s128F exempt” means interest payments are taxable to non-residents;  “s128F exemption status unknown” means the issuer is unable to advise the status;  “Not applicable” means s128F is not applicable to this security *Is the +security perpetual (i.e. no maturity N/A date)? *Maturity date N/A Answer this question if the security is not perpetual + See chapter 19 for defined terms 31 January 2020 Page 11

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities *Select other features applicable to the ☐ Simple +security ☐ Subordinated Up to 4 features can be selected. Further information is available in the Guide to the Naming Conventions ☐ Secured and Security Descriptions for ASX Quoted Debt and Hybrid Securities. ☐ Converting ☐ Convertible ☐ Transformable ☐ Exchangeable ☐ Cumulative ☐ Non-Cumulative ☐ Redeemable ☐ Extendable ☐ Reset ☐ Step-Down ☐ Step-Up ☐ Stapled ☐ None of the above *Is there a first trigger date on which a N/A right of conversion, redemption, call or put can be exercised (whichever is first)? *If yes, what is the first trigger date N/A Answer this question if your response to the previous question is “Yes”. Details of the number and type of +security N/A (including its ASX security code if the +security is quoted on ASX) that will be issued if the +securities to be quoted are converted, transformed or exchanged Answer this question if the security features include “converting”, “convertible”, “transformable” or “exchangeable”. For example, if the security can be converted into 1,000 fully paid ordinary shares with ASX security code ABC, please insert “1,000 fully paid ordinary shares (ASX:ABC)”. Part 4 – Issue details Question Question Answer No. 4.1 *Have the +securities to be quoted been Yes issued yet? 4.1a *What was their date of issue? 11 June 2020 (US Time)/12 June 2020 (AU Time) Answer this question if your response to Q4.1 is “Yes”. 4.1b *What is their proposed date of issue? N/A Answer this question if your response to Q4.1 is “No”. 4.2 *Are the +securities to be quoted being No issued for a cash consideration? If the securities are being issued for nil cash consideration, answer this question “No”. + See chapter 19 for defined terms 31 January 2020 Page 12

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 4.2a *In what currency is the cash consideration N/A being paid For example, if the consideration is being paid in Australian Dollars, state AUD. Answer this question if your response to Q4.2 is “Yes”. 4.2b *What is the issue price per +security N/A Answer this question if your response to Q4.2 is “Yes” and by reference to the issue currency provided in your response to Q4.2a. Note: you cannot enter a nil amount here. If the securities are being issued for nil cash consideration, answer Q4.2 as “No” and complete Q4.2c and Q4.2d. 4.2c Please describe the consideration being Vesting of RSUs: provided for the +securities to be quoted Answer this question if your response to Q4.2 is “No”. 9,899 RSUs vesting pursuant to the James Hardie Industries 2001 Equity Incentive Plan (2001 Plan). 4.2d Please provide an estimate (in AUD) of the An amount equal to the average trading value of the consideration being provided price of securities on 12 June 2020 per +security for the +securities to be quoted Answer this question if your response to Q4.2 is “No”. 4.3 Any other information the entity wishes to N/A provide about the issue Part 5 – Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: Note: the figures provided in the tables in sections 5.1 and 5.2 below are used to calculate the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the relevant table each class of securities issued by the entity. If you have quoted CHESS Depository Interests (CDIs) issued over your securities, include them in the table in section 5.1 and include in the table in section 5.2 any securities that do not have CDIs issued over them (and therefore are not quoted on ASX). Restricted securities should only be included in the table in section 5.1 if you are applying to have them quoted because the escrow period for the securities has expired or is about to expire. Otherwise include them in the table in section 5.2. 5.1 *Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities the subject of this application) ASX security code and description Total number of +securities on issue Ordinary shares/CDIs 443,154,639 + See chapter 19 for defined terms 31 January 2020 Page 13

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 5.2 *Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX): ASX security code and description Total number of +securities on issue 2001 Plan RSUs 831,973 (equivalent to 831,973 CDIs) No 2001 Plan RSUs have been cancelled 2006 Plan RSUs 2,636,910 (equivalent to 2,636,910 CDIs) No 2006 Plan RSUs have been cancelled Part 6 – Other Listing Rule requirements The questions in this Part should only be answered if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not need to complete this Part) and: - your response to Q2.1 is “Being issued under a dividend/distribution plan” and the response to Q2.2b.2 is “No”; or - your response to Q2.1 is “Other”. Note that if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”, it is assumed that you will have provided the information referred to in this Part in the Appendix 3B. Question Question Answer No. 6.1 *Has the entity obtained, or is it obtaining, N/A +security holder approval for the issue under listing rule 7.1? 6.1a *Date of meeting or proposed meeting to N/A approve the issue under listing rule 7.1 Answer this question if the response to Q6.1 is “Yes”. 6.1b *Are any of the +securities being issued N/A without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1? Answer this question if the response to Q6.1 is “No”. 6.1b.1 *How many +securities are being issued N/A without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1? Answer this question if the response to Q6.1 is “No” and the response to Q6.1b is “Yes”. Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities. 6.1c *Are any of the +securities being issued N/A without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)? Answer this question if the response to Q6.1 is “No”. + See chapter 19 for defined terms 31 January 2020 Page 14

This appendix is not available as an online form Appendix 2A Please fill in and submit as a PDF announcement Application for quotation of +securities 6.1c.1 *How many +securities are being issued N/A without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A? Answer this question if the response to Q6.1 is “No” and the response to Q6.1c is “Yes”. Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure C to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1A to issue that number of securities. Introduced 01/12/19, amended 31/01/20 + See chapter 19 for defined terms 31 January 2020 Page 15